

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

April 17, 2007

<u>By Facsimile and U.S. Mail</u>

Deborah H. Merrill
Chief Financial Officer
Delta Apparel, Inc.
2750 Premiere Parkway, Suite 100
Duluth, Georgia 30097

   Re: **Delta Apparel, Inc.**
     Form 10-K for the Fiscal Year Ended July 1, 2006
     Filed September 8, 2006
     File No. 001-15583

Dear Ms. Merrill:

  We have completed our review on the above referenced filing and have no further comments at this time.

        Sincerely,

        Michael Moran
        Accounting Branch Chief